Exhibit 99.1
27 July 2020

National Grid plc (‘National Grid’ or ‘the Company’)

Publication of AGM Results

The Company announces that the following resolutions were duly passed at the Company’s 2020 Annual General Meeting (‘AGM’) which was held today at 1.45pm at National Grid’s Office, 35 Homer Road, Solihull B91 3QJ.

Resolutions 1 to 22 were passed as ordinary resolutions; resolutions 23 to 26 were passed as special resolutions. The results of the poll for each resolution are as follows:

Resolution		Votes For	For (% of shares voted)	Votes against	Against (% of shares voted)	Votes Withheld**
1	To receive the Annual Report and Accounts	2,370,239,911	99.90	2,364,341	0.10	2,520,206
2	To declare a final dividend	2,352,146,577	99.09	21,655,368	0.91	1,325,997
3	To re-elect Sir Peter Gershon	2,350,837,977	99.10	21,465,138	0.90	2,824,828
4	To re-elect John Pettigrew	2,364,206,040	99.65	8,274,421	0.35	2,647,482
5	To re-elect Andy Agg	2,335,511,566	98.45	36,860,618	1.55	2,745,071
6	To re-elect Nicola Shaw	2,363,642,190	99.71	6,887,443	0.29	4,597,366
7	To re-elect Mark Williamson	2,361,625,789	99.62	9,093,522	0.38	4,402,872
8	To re-elect Jonathan Dawson	2,351,511,762	99.19	19,209,695	0.81	4,400,726
9	To re-elect Therese Esperdy	2,363,815,145	99.70	7,139,353	0.30	4,167,685
10	To re-elect Paul Golby	2,362,346,442	99.66	7,952,222	0.34	4,823,519
11	To elect Liz Hewitt	2,354,019,341	99.31	16,377,932	0.69	4,724,910
12	To re-elect Amanda Mesler	2,363,523,122	99.71	6,963,789	0.29	4,635,272
13	To re-elect Earl Shipp	2,362,999,504	99.69	7,369,536	0.31	3,349,143
14	To re-elect Jonathan Silver	2,360,068,009	99.56	10,334,594	0.44	4,718,384
15	To re-appoint the auditors Deloitte LLP	2,369,468,945	99.85	3,467,423	0.15	2,185,434

16	To authorise the Audit Committee to set the auditors' remuneration	2,366,006,827	99.82	4,257,527	0.18	4,854,201
17	To approve the Directors' Remuneration Report	2,273,916,544	96.92	72,165,518	3.08	29,038,913
18	To authorise the Company to make political donations	2,300,577,177	97.62	56,040,139	2.38	18,503,670
19	To authorise the Directors to allot Ordinary Shares	2,314,485,550	97.55	58,233,641	2.45	2,401,796
20	Reapproval of the National Grid plc Share Incentive Plan	2,355,628,504	99.36	15,119,083	0.64	4,380,356
21	Reapproval of the National Grid Sharesave Plan	2,299,020,699	96.98	71,697,082	3.02	4,410,162
22	Approval of increased borrowing limit	2,346,865,378	98.95	24,970,667	1.05	3,284,639
23*	To disapply pre-emption rights	2,347,855,461	99.07	21,937,889	0.93	5,328,833
24*	To disapply pre-emption rights for acquisitions	2,317,456,179	97.79	52,483,067	2.21	5,177,064
25*	To authorise the Company to purchase its own Ordinary Shares	2,335,095,456	98.39	38,139,762	1.61	1,880,085
26*	To authorise the Directors to hold general meetings on 14 clear days' notice	2,178,231,519	91.81	194,339,641	8.19	2,549,043
* Special resolution
** A "Vote withheld" is not a vote in law and is not counted in the calculation of the votes "For" or "Against" a resolution.

As required by the Listing Rules of the Financial Conduct Authority, copies of AGM resolutions numbered 19 and 23-26 have been submitted to the Financial Conduct Authority via the National Storage Mechanism and will shortly be available to the public for inspection at https://www.fca.org.uk/markets/primary-markets/regulatory-disclosures/national-storage-mechanism

The complete poll results and details of proxy votes lodged before the meeting will be available shortly on the Company’s website https://investors.nationalgrid.com/shareholder-information/agm/2020